February 7, 2007

Mail Stop 6010

Harry L. Bosco
Chief Executive Officer
Opnext, Inc.
1 Christopher Way
Eatontown, NJ 07724

    Re: Opnext, Inc.
      Amendment No. 3 to Form S-1
      Filed January 29, 2007
      File No. 333-138262

Dear Mr. Bosco:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Management, page 60</u>

1. Please file Mr. Otto's consent. See Rule 438. Also disclose all required information regarding your board designee, including age.

<u>Stockholders' Agreement, page 78</u>

2. Please briefly describe the terms of the agreement that will terminate. Also file the January 23, 2007 amendment.

Opnext Sales Transition Agreement, page 84

3.   With a view toward clarification of your disclosure, please tell us which exhibit includes the terms that remain in effect as disclosed in your revisions to this section.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, page 89

4.   Please tell us how you chose which anti-takeover provisions in your charter documents you describe in this section. We note provisions in your exhibits related to removal of directors only for cause and prohibition of shareholder action by written consent that do not appear to be described here.

Sale of Restricted Shares, page 92

5.   Please tell us why the sum of the numbers in the bullet points plus the number in the second paragraph does not equal the number in the first paragraph.

Exhibits

6.   Please file complete exhibits with all attachments. For example, we note references to annexes in exhibit 1.1 and schedules in exhibits 4.1 and 10.19 that do not appear to be filed.

7.   We may have further comments when you file the exhibits identified as "to be filed by amendment."

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc(via facsimile): J. Scott Hodgkins